CONFIDENTIAL TREATMENT REQUESTED

BY AUDIENCE, INC.

ADNC-002

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

April 20, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Russell Mancuso, Legal Branch Chief Brian Cascio, Accounting Branch Chief Praveen Kartholy, Staff Accountant Tim Buchmiller, Senior Attorney Tom Jones, Staff Attorney

Re:	Audience, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed April 20, 2012 File No. 333-179016

Ladies and Gentlemen:

We are submitting this letter on behalf of Audience, Inc. (the “Company”), to the staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-1 (File No. 333-179016) (the “Registration Statement”).

The Company is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and marked copies of Amendment No. 3 reflecting all revisions to Amendment No. 2 to the Registration Statement filed on March 29, 2012. The

Securities and Exchange Commission Re: Audience, Inc. April 20, 2012 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY AUDIENCE, INC.

Company intends to file a future amendment to the Registration Statement to provide the estimated offering price per share.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company is requesting confidential treatment for selected portions of this letter and the supplemental materials, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions for which the Company is requesting confidential treatment.

The Company advises the Staff that, based upon discussions with its underwriters which are not yet final, the Company currently anticipates an offering price range of [*** to ***] per share for its common stock. The Company also plans to implement a one for 30 reverse split of its common and preferred stock (the “Reverse Split”) prior to the effectiveness of the Registration Statement. The underwriters and the Company are also aware that the price range on the cover must conform to the Staff’s interpretation of a “bona fide” price range and the Company intends to provide a range that conforms with this requirement on the cover of the preliminary prospectus once the Company is prepared to market its offering. The Company intends to file Amendment No. 4 by April 26, 2012 and print preliminary prospectuses immediately thereafter, to incorporate the proposed changes to the Registration Statement, provide the estimated offering price per share. To the extent feasible, we appreciate the Staff’s efforts to provide any further comments as soon as possible.

Other Matters

The Company confirms that no additional material changes were made in Amendment No. 3 for reasons other than (i) to include financial and other information as of and for the three months ended March 31, 2012; (ii) to reflect a one for 30 reverse split of the Company’s common and preferred stock; (iii) to reflect the Company’s application to list its common stock on the NASDAQ Global Market and (iv) to reflect the participation of selling stockholders in the proposed offering.

Pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended (the “Act”), on behalf of the Company and the managing underwriters named in the section “Underwriters” of the prospectus included within the Registration Statement, the Company and such

Securities and Exchange Commission Re: Audience, Inc. April 20, 2012 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY AUDIENCE, INC.

managing underwriters inform the Staff that the Company and such managing underwriters may orally request acceleration of the effective date of the Registration Statement and that the Company and such underwriters are aware of their respective obligations under the Act.

The Company and the underwriters currently expect that they will request acceleration of the effectiveness of the Registration Statement the week of May 7, 2012. Appropriate requests for acceleration of effectiveness and information required pursuant to Rules 460 and 461 of the Securities Act and 15c2-8 of the Securities Exchange Act of 1934, as amended, will be delivered to the Staff. The Company expects that FINRA will finalize its review of the underwriting terms and arrangements of the offering and we will advise the Staff thereof prior to the submission of the acceleration request.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Michael J. Danaher (650-320-4625; mdanaher@wsgr.com) of this office or me (650-320-4509; jreigel@wsgr.com). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI,

Professional Corporation

/s/ Julia Reigel

Julia Reigel

Enclosures

cc:	Peter B. Santos, Audience, Inc.

Kevin S. Palatnik, Audience, Inc.

Michael J. Danaher, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Patrick A. Pohlen, Esq., Latham & Watkins LLP

Andrew S. Williamson, Esq., Latham & Watkins LLP